Exhibit 99.1

Ascentage Pharma to Host Webcast Highlighting Key Data from ASH 2025

ROCKVILLE, MD. and SUZHOU, China, December 1, 2025 -- Ascentage Pharma Group International (NASDAQ: AAPG; HKEX: 6855) (“Ascentage Pharma” or the “Company”), a global, commercial stage, integrated biopharmaceutical company engaged in the discovery, development and commercialization of novel, differentiated therapies to address unmet medical needs in cancer, announced today that Chairman & CEO, Dr. Dajun Yang, and others from the management team will host an investor webcast to provide an update on the Company’s innovative portfolio and pipeline, focusing on key presentations at the 67th American Society of Hematology (ASH) Annual Meeting.

The English language investor webcast with Q&A will be held at 8:30 am EST / 9:30 pm HKT on December 11, 2025. To access the English language webcast, please register in advance here. The webcast replay for English language presentation will also be available on the News & Events page of the Ascentage Pharma website.

Ascentage Pharma will host a Chinese (Mandarin) language investor webcast with Q&A at 9:00 pm EST on December 11, 2025 / 10:00 am HKT December 12, 2025.  To access the Chinese language investor event or conference call, please register in advance here.

About Ascentage Pharma Group International

Ascentage Pharma Group International (NASDAQ: AAPG; HKEX: 6855) (“Ascentage Pharma” or the “Company”) is a global, commercial stage, integrated biopharmaceutical company engaged in the discovery, development and commercialization of novel, differentiated therapies to address unmet medical needs in cancer. The Company has built a rich pipeline of innovative drug products and candidates that includes inhibitors targeting key apoptotic pathway proteins, such as Bcl-2 and MDM2-p53, as well as next-generation kinase inhibitors.

Ascentage Pharma's first approved product, Olverembatinib, is the first novel third-generation BCR-ABL1 inhibitor approved in China for the treatment of patients with CML in chronic phase (CML-CP) with T315I mutations, CML in accelerated phase (CML-AP) with T315I mutations, and CML-CP that is resistant or intolerant to first and second-generation TKIs. All indications are covered by the China National Reimbursement Drug List (NRDL). The Company is currently conducting an FDA-cleared, global registrational Phase III trial, or POLARIS-2, of Olverembatinib for CML, as well as global registrational Phase III trials for patients with newly diagnosed Ph+ ALL and SDH-deficient GIST patients.

The Company’s second approved product, Lisaftoclax, is a novel Bcl-2 inhibitor for the treatment of various hematologic malignancies. Lisaftoclax is being commercialized in China following National Medical Products Administration (NMPA) approval for the treatment of adult patients with chronic lymphocytic leukemia/small lymphocytic lymphoma (CLL/SLL) who have previously received at least one systemic therapy including Bruton’s tyrosine kinase (BTK) inhibitors. The Company is currently conducting four global registrational Phase III trials: the FDA-cleared GLORA study of Lisaftoclax in combination with BTK inhibitors in patients with CLL/SLL previously treated with BTK inhibitors for more than 12 months with suboptimal response; the GLORA-2 study in patients with newly diagnosed CLL/SLL; the GLORA-3 study in newly diagnosed, elderly and unfit patients with acute myeloid leukemia (AML); and the GLORA-4 study in patients with newly diagnosed higher-risk myelodysplastic syndrome (HR MDS), a study that was simultaneously cleared by the US FDA, the EMA of the EU, and China CDE.

Leveraging its robust R&D capabilities, Ascentage Pharma has built a portfolio of global intellectual property rights and entered into global partnerships and other relationships with numerous leading biotechnology and pharmaceutical companies, such as Takeda, AstraZeneca, Merck, Pfizer, and Innovent, in addition to research and development relationships with leading research institutions, such as Dana-Farber Cancer Institute, Mayo Clinic, National Cancer Institute and the University of Michigan. For more information, visit https://ascentage.com/

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, contained in this press release may be forward-looking statements, including statements that express Ascentage Pharma’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results of operations or financial condition.

These forward-looking statements are subject to a number of risks and uncertainties as discussed in Ascentage Pharma’s filings with the SEC, including those set forth in the sections titled “Risk factors” and “Special note regarding forward-looking statements and industry data” in its Registration Statement on Form F-1, as amended, filed with the SEC on January 21, 2025, and the Form 20-F filed with the SEC on April 16, 2025, the sections headed “Forward-looking Statements” and “Risk Factors” in the prospectus of the Company for its Hong Kong initial public offering dated October 16, 2019, and other filings with the SEC and/or The Stock Exchange of Hong Kong Limited we made or make from time to time that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements contained in this presentation do not constitute profit forecast by the Company’s management.

As a result of these factors, you should not rely on these forward-looking statements as predictions of future events. The forward-looking statements contained in this press release are based on Ascentage Pharma’s current expectations and beliefs concerning future developments and their potential effects and speak only as of the date of such statements. Ascentage Pharma does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts
Investor Relations:
Stella Yang
Ascentage Pharma
Stella.Yang@ascentage.com
+1 (301) 792-6286

Stephanie Carrington
ICR Healthcare
AscentageIR@icrhealthcare.com
+1 (646) 277-1282

Media Relations:
Sean Leous
ICR Healthcare
AscentagePR@icrhealthcare.com
+1 (646) 866-4012